FIND/SVP Profit From Our Knowledge™

ARLS

2003 ANNUAL REPORT

FIND/SVP INC P.E. 12/31/03

Who We Are...

FIND/SVP is an innovative knowledge services company that offers a full suite of custom business intelligence, advisory, and consulting services to address clients' critical business issues.

We Help You...

- Understand strategic opportunities
- Analyze industries & markets
- Benchmark the competition
- Identify & follow trends
- Manage internal processes
- Analyze best practices
- Measure customer loyalty
- Enhance your performance

o Our Shareholders

The year ended December 31, 2003 was a period of significant advancement and accomplishment for FIND/SVP, Inc. We continued our development into a leading knowledge services company, addressing the broad business intelligence needs of corporate America. Perhaps most importantly, we were able to realize this progress while achieving one of the most successful operating performance years in the Company's history.

We Realized Strong Operating Performance and EBITDA*

As a consequence of two outstanding acquisitions and a purposeful focus on cost controls, FIND's financial performance improved significantly over the prior year, and reached levels that, while still less than optimal, validate the early-stage success of our strategies and initiatives. Nonetheless, we remain committed to achieving the full potential of our enterprise and realizing financial returns in line with top-tier industry performers.

For the twelve months ended December 31, 2003, FIND/SVP reported operating income of $928,000, a sharp improvement over the operating loss of $(1,007,000) recorded in 2002. EBITDA for the year was a record $2,189,000, as compared to an EBITDA loss of $(383,000) last year.

Revenues in 2003 were $31,569,000, an increase of 52% relative to the $20,828,000 reported for 2002. We reported a modest net loss available to common shareholders for the year of $75,000, which reflects significant severance and retirement-related charges. Clearly, this is a significant improvement over the net loss of $(1,124,000) in the prior year.

In addition to the impressive growth in revenues and operating income, other financial metrics improved as well. Exclusive of the reclassification of our unearned retainer income into a current liability—which is a more accurate representation of the character of that liability, but has no effect on our overall financial condition—we expanded our working capital position to $2,000,000 at the end of 2003. Moreover, shareholder's equity more than doubled to almost $7.6 million.

Finally, on a pro-forma basis, giving effect to the acquisitions of Guideline Research and Teltech as if they had occurred on January 1, 2003, FIND/SVP reported revenues of $37.2 million, and $2.3 million in EBITDA*.



We Made Strong Progress Toward Our Goal of Building a Leading Knowledge Services Company

As previously stated, our investment in FIND/SVP in November 2001 was predicated on the outstanding foundation that had been developed beginning in 1969. While most others have failed to successfully navigate the rapidly evolving on-demand business research industry, FIND/SVP had the foresight, innovation, adaptability and client support to sustain and enhance its leading reputation.

We saw an exceptionally exciting and leverageable platform, and set out to develop and acquire complementary knowledge services that would materially improve our value and appeal, and provide the opportunity to penetrate deeper into our remarkable base of 1,500 loyal clients.

Adopting a highly client-centric strategic approach, we devoted substantial time and resources to identifying the research needs of our clients—using parameters such as size, industry, and existing resources--and established a prioritized initiative to build or buy the appropriate solutions. The first year of our strategy focused on aggressive internal solution engineering, resulting in a series of customized, packaged service offerings directed at high-level executives and industries such as advertising, private equity/venture capital, and hedge fund/money management.

In addition, we have bundled in existing services such as brainstorming, intelligence trackings, and personalized briefings to create a series of flexible retainer-based membership offerings. We have also leveraged the expertise of our consultants and marketplace knowledge by creating regularly published trend reports for clients. I am pleased to report that as a consequence of these ongoing initiatives, we have steadily improved the value perception of our on-demand Quick Consulting Service, and achieved close to a 40% increase in the average new retainer sale. As we further our product development initiatives, and our higher value-added services expand their recognition and penetration in the marketplace, we expect continued increase in this metric.

Consistent with our stated objectives of also acquiring businesses that address our service and product expansion strategies, FIND/SVP completed two significant transactions during 2003. In April we acquired Guideline Research Corporation, a leading provider of custom market research headquartered in Manhattan and Chicago. As I reported in my Letter last year, we envisioned important synergies as a result of this merger, and we have experienced the positive effects of both the strong fundamental business at Guideline, as well as the cross-selling potential with FIND/SVP's established direct sales force. Guideline was a significant contributor to our overall performance in 2003, as evidenced by its 25%+ year-over-year improvement in bookings, revenues and profit contribution, and we believe that we have only scratched the surface in terms of growth opportunities presented by this acquisition.

Three months later we completed the acquisition of Teltech, which, similar to FIND/SVP, is a well-established, leading provider of custom research and information services. Teltech focuses on the Research & Development and Engineering departments of larger corporations, and has exceptional long-term relationships with its clientele (retainer renewal rates exceed 85%).

We were interested in Teltech for several reasons: a) we understood and respected their business; b) it represented an exciting opportunity to enter a sector which is characterized by consistent and significant knowledge needs; and c) the commonality of our businesses offered substantial opportunity to realize cost synergies, specifically related to our content resources.

In addition, Teltech provides several services that should prove persuasive to FIND/SVP's core QCS clientele. For example, close to 40% of Teltech's revenues are derived from outsourcing service engagements with companies such as GE, Novellus, Cabot Corporation, Alticor and Armstrong Industries. We use a combination of proprietary knowledge portal technology and Teltech analysts to help these clients manage the fulfillment of their organization's knowledge and information needs.

We believe that there is an exciting opportunity to expand this business, particularly among our 250+ Fortune 1000 clients with substantial and diversified knowledge needs. Furthermore, Teltech's Document Delivery and Expert Network programs represent exciting opportunities as well.

These two acquisitions, combined with the impressive progress realized in our internal product development efforts, have served to transform the profile of FIND/SVP. We now offer a significantly broadened suite of client-focused knowledge services, which offers great opportunity to penetrate deeper into large and mid-size corporations. Both Teltech and Guideline have now proven their strategic fit as profitable revenue enhancers along with providing rich opportunities for cross-selling clients across our entire business with an ever more robust breadth of services.

We Made Significant Changes to Our Sales Strategies While Focusing on Revenue Generation

While we will continue to seek out strategic acquisitions, and further identify service offerings and programs that meet the identified knowledge needs of corporate America, our focus for 2004 will be on the generation of organic growth in revenues and earnings. To accomplish this goal, we invested sizeable resources in our sales department, and we are developing a series of strategies and initiatives to assist in our overall business development efforts.

First and foremost, we changed the leadership of the department, and restructured the management and roles of direct sales, account management, and telemarketing. There is now a much greater needs-based selling focus and level of accountability existing in the department. Each area fully understands its quantitative and qualitative goals and is collaboratively driving toward success. We created new incentive compensation programs to address retainer values, client retention and consistency, as well as to recognize and pursue opportunities to sell all of our new service offerings.

Perhaps most importantly, our sales leadership has embarked upon an assertive training program for our sales force. The goal of this program is to shift to a solution-based approach to the prospects' knowledge needs, as distinct from our historical focus on selling retainers regardless of identified needs. I am confident that this will have a material difference on our sales success, in terms of revenues, retention, and, optimally, service relevance.

2004 Promises to Be another Exciting Year for FIND/SVP, and We're Off to A Good Start

While we are pleased with the dynamic progress demonstrated in 2003, significant further enhancements are within our grasp in the immediate future. The opportunities that exist for FIND/SVP are remarkable, and our desire and passion for success is uncompromising. We remain committed to strengthening our core services, innovating based on client needs, tenaciously managing costs and resource allocation and building our human capital. Of course, we are keenly aware of the risks that accompany opportunity, and therefore we will proceed in a prudent manner.

To ensure that we keep an unwavering focus on these goals, we have hired Marc C. Litvinoff as our Chief Operating Officer, and member of our Operating Management Group (OMG). Marc has all of the critical attributes needed to contribute to our growth and progress and is keenly aware of the intricacies of developing a successful research and business intelligence company. His experience, expertise, and his track record at RHK, Knowledge Networks and The Gartner Group make him a perfect fit with our organization.

As we complete our 35th year in business, FIND/SVP has certainly undergone a significant and inspired transformation into a diversified and leading provider of business advisory, research and consulting services. The future is equally enchanting and full of opportunity, and we firmly believe that we will continue the outstanding progress we have demonstrated in the past few years.

This solid progress along with the ongoing strength of our overall business model was acknowledged and validated by the investment community when we announced earlier that we raised $13.5 million through a private placement of equity securities. The net proceeds of this equity financing will be used for repaying our debt, working capital and for additional corporate uses, including funding possible acquisitions. It also positions us as a more formidable organization and takes us further down the path of combining an innovative and re-focused strategic approach to our future.

I would like to take this opportunity to recognize the profound contributions of Andy Garvin, the founder and President of FIND/SVP, who took early retirement at the end of 2003. Working in Paris in 1969 as an intern for a major news magazine, Andy had an inspired concept of constructing a custom research and information service for U.S. business, and through an unrelenting passion and commitment, built a company that has provided immeasurable benefit to thousands of corporations across the country, while virtually creating a new and vital segment of the knowledge and information industry.

We are deeply appreciative of his guidance and vision, and will strive to emulate his devotion and dedication as we continue down our path.

In closing, I would like to thank all of our professionals, shareholders, and clients for their support. I look forward to keeping you apprised of our progress.

Sincerely,

David Walke

David Walke
Chief Executive Officer

*EBITDA is defined as net income (loss) excluding interest, taxes, depreciation and amortization. Although EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP"), we believe it is useful to investors because it is a widely used financial measure that provides relevant and useful information for evaluating financial performance. Furthermore, some of our financial and other covenants related to subordinated debt are based on, and refer to, the calculation of EBITDA. EBITDA should not be considered an alternative to measures of operating performance under GAAP.

EBITDA (000's omitted) for the twelve months ended December 31, 2003 and 2002 and Pro Forma EBITDA (000's omitted) for the twelve months ended December 31, 2003 is as follows:

	2003	2002	Pro Forma 2003
Net income (loss) [1]	$ 205	$ (1,124)	$ 134
Tax provision (benefit)	155	(339)	198
Depreciation and amortization	1,143	939	1,199
Interest Expense	686	141	734
EBITDA	**$ 2,189**	**$ (383)**	**$ 2,265**

[1] Net income for the twelve months ended December 31, 2003 of $205,000 was further reduced by accretion on redeemable common shares of $250,000 and preferred dividends of $30,000, resulting in net loss attributable to common shareholders of $75,000.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________

FIND/SVP, INC.

New York	0-15152	13-2670985
State of Incorporation	Commission File Number	IRS Identification Number

625 Avenue of the Americas
New York, NY 10011

Registrant's telephone number, including area code: (212) 645-4500

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.0001 per share

Title of each class:	Name of each exchange on which registered: None
Common Stock, $.0001 par value	

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. []

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes [] No [X]

As of June 30, 2003, the aggregate market value of the voting common stock held by non-affiliates of the registrant was $8,584,681 based on the average bid and ask price per share of the common stock on the OTC Bulletin Board on June 30, 2003, which was $1.35 per share.

All (i) executive officers and directors or the registrant and (ii) all persons filing a Schedule 13D with the Securities and Exchange Commission in respect to registrant's common stock who hold 10% or more of the registrant's outstanding common stock, have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant.

There were 13,257,348 shares outstanding of the registrant's common stock, par value $.0001 per share, as of March 19, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the 2004 Annual Meeting of Stockholders, which is anticipated to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days following the end of the Company's fiscal year, are incorporated by reference into Part III.

PART I

ITEM 1. BUSINESS

BUSINESS OVERVIEW

FIND/SVP, Inc. and its wholly-owned subsidiaries (collectively, "FIND/SVP" or the "Company" which may be also referred to in this report as "we", "us" or "our") provide a full range of custom research, consulting, quantitative market research and outsourced information services that address our customers' critical business information needs. In many cases, we function as our customers' primary information and business intelligence resource on an outsourced basis, especially among the growing universe of companies that have downsized their internal research staffs and information resources. In other cases, we serve as a reliable supplemental resource to customers' internal capabilities. In addition, with our acquisitions in 2003 of Guideline Research Corp. ("Guideline") and Teltech, as well as our internal development of new service offerings, we also provide a range of specialized higher priced research and consulting services, such as quantitative custom market research and due diligence research services, that address a particular strategic business information need within specific markets such as R&D, Healthcare, Marketing and Private Equity/Money Management.

We were incorporated in the state of New York in 1969. In 1971, we became affiliated with SVP International S.A. ("SVP") through a licensing agreement (still in effect today) which gives us the right to use the SVP name, provides us access to the resources of what are currently 8 additional SVP affiliated companies located around the world, and prohibits SVP or its affiliates from competing with us in the United States.

We sell research and consulting services to over 1,750 corporate customers annually, approximately 1,450 of which subscribe under recurring revenue contracts generally averaging twelve months in length. Our customer base includes nearly 50% of the Fortune 100 companies, 25% of the Fortune 1000 companies and 500 customers with estimated annual revenues of $400 million or more. We perform over 60,000 individual research assignments annually for our customers.

We are organized into four business segments:

- QUICK CONSULTING SERVICE ("QCS") is a subscription-based service that functions like a corporate research center for our customers. Customers pay a fixed monthly or annual fee for the right to access our in-house consulting staff on a continuous, as-needed basis to answer short custom research requests on virtually any business-related topic. This service enables customers to satisfy their day-to-day business information needs on an outsourced basis, which is generally more effective and less expensive, than performing the work in-house.

- STRATEGIC CONSULTING AND RESEARCH GROUP ("SCRG") provides in-depth custom research and competitive intelligence services which result in larger projects beyond the typical scope of our QCS service.

- QUANTITATIVE MARKET RESEARCH, which commenced as a business segment upon our acquisition of Guideline in 2003, provides full service quantitative custom market research services, such as large-scale consumer surveys, both domestically and internationally. While Guideline has performed projects in virtually every industry, it

- Fierce competitive environments, coupled with the increased availability of generic information products and resources, are increasing demand for unique business intelligence services that provide customers with a competitive advantage.
- Corporations are being bombarded by an overwhelming amount of raw, unfiltered, irrelevant and unreliable information emanating from the internet and other public sources. They are increasingly turning to outside firms with expertise in particular industries or markets who can more efficiently synthesize this data into relevant, reliable business information.

In terms of size, the total available market for our services is very large. The U.S. market for market research alone was over $6 billion in 2002 (according to Esomar), while the markets for both custom research/consulting and published information are also significant. While large overall, these markets are fragmented, with even the largest participants not maintaining dominant market shares. For example, we believe our Guideline subsidiary to be one of the top thirty-five custom market research firms in the U.S.

BUSINESS AND GROWTH STRATEGY

Our goal is to fully leverage the assets of our four business segments to offer more value to, and satisfy more of the business information needs of, our existing customer base, while adding additional products and services that further enhance our capabilities and allow us to expand our customer base.

- *Maintain and Enhance Subscription Model.* We believe that our subscription model, which accounts for approximately 60% of our revenues, is one of the keys to our financial and operating success. It produces a predictable, recurring revenue stream, as well as a close, ongoing relationship with the customer. Through our recent acquisitions of Guideline and Teltech, as well as through internal product development efforts, we now have additional products and services that can be incorporated into our subscription service offerings to make them more unique, enhance their value and increase their price point.
- *Cross-Sell Services to our Customer Base.* We believe that our recent acquisitions of Guideline and Teltech have created cross-selling opportunities. For example, over 1,500 individual cardholders of our QCS service have the words "Market Research" in their title, representing prime cross-selling candidates for Guideline's market research services, which we did not offer prior to 2003. Also, our 1,300 QCS client companies include very few R&D departments, providing cross-selling opportunities for Teltech, which specializes and has a leading market position in the R&D market.
- *Satisfy a Larger Share of Customer Business Information Needs.* While our customers include some very large companies, including nearly 50 of the Fortune 100, 250 of the Fortune 1000, and 500 with revenues of $400 million or more, we believe that our average revenue per customer is small relative to their total business information expenditures. Accordingly, with our expanded line of service offerings, we believe we have opportunities to increase our average revenue per customer.
- *Leverage Existing Assets to Create New Products and Services.* We derive

as a supplement to that service. Common project requests include customized market and industry studies, executive interviews, competitive intelligence data-gathering and analysis assignments, acquisition studies and large information collection projects. Through SCRG, the Company provides research as well as interpretation and analysis. All projects are quoted in advance and billed separately.

QUANTITATIVE MARKET RESEARCH

Our Guideline subsidiary provides quantitative custom market research (e.g., primary surveys of large numbers of consumers or groups of respondents). Our studies, which have an average selling price of over $40,000, typically involve interviewing large numbers of respondents, ranging from 100 to over 1,000, to obtain primary market data that cannot be obtained through secondary research sources. They are custom-designed for, and proprietary to, each individual client.

Guideline is typically brought in by a customer to help refine a strategic need into a specific research design. Then Guideline designs the questionnaire or "script", which is used to interview respondents. Next Guideline hires outside field contractors to conduct the actual interviews with respondents, which may take place in malls, in stores, via telephone, via mail, via the internet or a combination of the above. Then Guideline converts the raw field responses into usable market research data. Finally, Guideline prepares a formal report for the customer which contains Guideline's analysis of the data and any strategic recommendations based on the data. Market applications for Guideline studies include concept and product testing, positioning research, tracking research, customer satisfaction surveys and legal claims substantiation.

Guideline studies are quoted and billed on a project-by-project basis.

TELTECH

Through our Teltech subsidiary, we provide scientific and technical research, information and management consulting to corporate R&D professionals and information centers. Customers apply Teltech's research, analysis and advisory services to improve the speed and quality of their decision-making and problem solving processes. Teltech partners with its corporate clients to define their technical information needs, identify the best sources for satisfying those needs, and implement the appropriate information-management strategies.

Teltech directly addresses the growing demand for cost-effective, user-focused, broad-based scientific and technical research, as well as project and process consulting. Research results are obtained by accessing, synthesizing and analyzing published materials, technical expertise and primary research.

Teltech classifies its services in four main categories:

> *On-Demand Information Services.* Teltech's product offering includes services specifically designed to provide an ongoing, proactive flow of critical information to the end user. Services include quick turn-around analyst research, monitoring services, document delivery, supplier research, and access to expert consulting. Teltech has a network of 10,000 leading experts in over 30,000 technology and industry areas that clients can access on-demand.

who compete with us in particular products or industries; (2) in-house corporate research centers; and (3) content aggregators and information publishers that sell directly to individual end-users. Also, the internet, on-line databases and CD-ROM products have increased the ability of companies and individuals to perform information searches and basic research for themselves. Consequently we also compete with a "do-it-yourself" approach. However, we believe that our consultants deliver a value-added service based on their technical expertise and their ability as expert researchers to search more information products more quickly than most end users, thereby delivering a faster, more thorough and more economical service. Also, our volume contracts with information providers typically enable us to access paid databases and published information sources less expensively than our clients can do themselves. In addition, many of our services, such as quantitative custom market research and in-depth consulting, cannot be performed in-house by a vast majority of our customers.

We believe that the principal competitive factors in our market include quality and timeliness of research and analysis, reliable delivery, depth and quality of our industry knowledge, ability to meet changing customer needs, customer service and perceived value. We believe we compete favorably with respect to each of these factors.

We believe that the principal competitive factors that differentiate us from our competitors are:

- quality, independence and objectivity of our research and analysis; an efficient range of service offerings, encompassing research, consulting and quantitative custom market research, which allows us to satisfy both the primary and secondary business intelligence needs of our customers.
- a unique operating structure that allows us to offer custom research services in almost any size range, from $300 to $1 million, which enables us to satisfy a wide spectrum of our customers' business information needs.
- Experience providing a total outsourced information solution to some of the world's largest companies.
- One of the country's largest private business libraries with access to approximately 4,000 computer databases and subscription-paid websites, 8,000 internal information files, 5,000 books and reference works, 1,500 periodicals and trade journals, and our internal database of over 500,000 past completed research assignments.

While we believe these competitive factors position us well in the marketplace, many of our direct and indirect competitors are substantially larger than we are and have the resources necessary to develop many of the same capabilities. In addition, the barriers to entry for some of our products and services are low. As a result, new competitors may emerge and existing competitors may start to provide additional or complementary services which would result in increased competition for us.

INTELLECTUAL PROPERTY

We utilize various trade names, trademarks, service marks, copyrights and other intellectual property rights in each of our business segments. While we do not believe that we are reliant on any one intellectual property right overall, various intellectual property rights may be material to individual business segments. Accordingly, we vigorously identify, create and protect our intellectual property rights as we believe appropriate. We also enter into agreements with our employees regarding the confidentiality and ownership of our intellectual property.

- Approximately 11,400 square feet at 3 West 35th Street, New York, NY, which is the principal location of our Quantitative Market Research business segment.
- Approximately 7,500 square feet in Bloomington, MN which is the principal location of our Teltech business segment.
- Approximately 4,000 square feet in Chicago, IL which is a satellite office of our Quantitative Market Research business segment.

The future minimum lease payments under noncancellable operating leases as of December 31, 2003 were as follows:

Year ending December 31	Operating Leases
2004	$ 1,108,000
2005	1,031,000
2006	1,029,000
2007	904,000
2008	874,000
Thereafter	4,417,000
Total minimum lease payments	$ 9,363,000

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are subject to ordinary routine litigation incidental to our normal business operations. We are not currently a party to, and our property is not subject to, any material legal proceedings.

ITEM 4.

Submission of Matters to a Vote of Security Holders

None

Item 6. Selected Financial Data

The following table sets forth our selected financial data as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. The selected financial data set forth below has been derived from our audited consolidated financial statements and related notes for the respective fiscal years. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Part II of this Report as well as our consolidated financial statements and notes thereto. These historical results are not necessarily indicative of the results to be expected in the future.

Statements of Operations

	Years Ended December 31 (in thousands, except per share amounts)				
	2003	2002	2001	2000	1999
Revenues	$ 31,569	$ 20,828	$ 22,215	$ 23,800	$ 22,738
Operating income (loss)	928	(1,007)	(1,148)	(753)	348
Net income (loss)	205	(1,124)	(945)	(535)	883
Net income (loss) attributable to common shareholders [1]	(75)	(1,124)	(945)	(535)	883
Income (loss) per common share:					
Basic	(.01)	(.11)	(.12)	(.06)	.12
Diluted	(.01)	(.11)	(.12)	(.06)	.12
Weighted average number of common shares:					
Basic	11,766	10,139	7,880	7,450	7,121
Diluted	11,766	10,139	7,880	7,450	7,213
Cash dividends paid per common share	-	-	-	-	-

Balance Sheet Data

	As of December 31 (in thousands)				
	2003	2002	2001	2000	1999
Working capital (current assets less current liabilities) [2]	$ (2,066)	$ (43)	$ (401)	$ (484)	$ 770
Total assets	23,602	9,538	10,692	11,012	11,443
Long-term notes payable, excluding current amounts	3,170	1,200	895	1,685	3,039
Shareholders' equity	7,549	3,713	4,490	3,992	3,889

[1] Net income (loss) attributable to common shareholders is the result of accretion on redeemable common stock and accrued preferred dividends for 2003 only. Accretion on redeemable common stock exists when the fair value of redeemable common stock exceeds the original amount of $727,000 at the balance sheet date. As of December 31, 2003, the fair value of the redeemable common stock was $977,000, resulting in $250,000 of accretion for the year then ended. The maximum fair value of the redeemable common is $1,090,000, as defined. Beginning at April 1, 2003, the Guideline acquisition date, preferred dividends are accrued at 8% per annum on the $500,000 preferred stock redemption value. At December 31, 2003, accrued dividends amounted to $30,000.

[2] Working Capital is reduced by $4,067,000, $1,476,000, $1,753,000, $2,071,000 and $1,929,000 of unearned income as of December 31, 2003, 2002, 2001, 2000 and 1999, respectively. Such amounts reflect amounts billed, but not yet earned.

QCS

QCS revenues, which result from annual retainer contracts paid by clients on a monthly, quarterly, semi-annual or annual basis, decreased by $233,000, or 1.3%, from $18,624,000 in 2002 to $18,391,000 in 2003. The decrease from 2002 to 2003 was a result of cancellations that were not sufficiently offset by new clients and increased rates. We believe that cancellations were primarily a result of continued weak economic conditions, as well as the perception among certain customers that research can be conducted internally using the internet. At December 31, 2003, there were a greater number of annual renewals which were billed than during the same period in the prior year, and this contributed to a higher accounts receivable balance at December 31, 2003 than December 31, 2002. The monthly fees billed to retainer clients (the retainer base) decreased from the beginning of 2003 to the end of 2003 by 9.9%, from $1,488,338 to $1,341,285.

SCRG

SCRG revenues, which result from consulting engagements addressing clients' business issues, decreased by $789,000, or 35.8%, from $2,204,000 in 2002 to $1,415,000 in 2003. The decrease from 2002 to 2003 was due to the continued decline in new projects booked, which we believe resulted primarily from weak general economic conditions. The Customer Satisfaction Survey and Research Division accounted for 3.7% and 19.0% of SCRG's revenue for 2003 and 2002, respectively. The Customer Satisfaction Survey and Research Division was taken over by the Quantitative Market Research segment during 2003.

Quantitative Market Research

Quantitative Market Research revenues, which result from custom market research consulting engagements, such as conducting surveys and focus groups, were $7,669,000 from the date of acquisition through December 31, 2003. We acquired this line of business on April 1, 2003.

Teltech

Teltech revenues, which result from on-demand research, outsourced information services and in-depth projects, were $4,094,000 from the date of acquisition through December 31, 2003. We acquired this line of business on July 1, 2003.

Costs of products and services sold

Direct costs, which are those costs directly related to generating revenue, such as direct labor, expenses incurred on behalf of clients and the costs of electronic resources and databases, increased by $7,103,000, or 70.8%, from $10,027,000 in 2002 to $17,130,000 in 2003. Direct costs represented 48.4% and 54.3% of revenues, respectively, in 2002 and 2003. The increase in total direct costs was primarily the result of the acquisition of Guideline during the quarter ended June 30, 2003 and the acquisition of Teltech during the quarter ended September 30, 2003. Guideline's and Teltech's direct costs consist of both direct labor and direct costs, such as subcontractors who perform fieldwork for many of their projects, annual costs related to the use of external content providers, and other necessary costs incurred in order to fulfill client requests. Exclusive of Guideline and Teltech, direct costs decreased as a result of decreased use of sub-contractors in SCRG, and more favorable pricing from our use of outside electronic services. Excluding potential acquisitions and factoring in the impact of a full twelve months results of

Income Taxes

The $155,000 income tax provision for the year ended December 31, 2003 represents 43% of pre-tax income. The income tax provision was different than the statutory rate because expenses, such as meals and entertainment and key-man life insurance premiums, which are not deductible for tax purposes, resulted in a different effective tax rate than the statutory rate.

The $339,000 income tax benefit for the year ended December 31, 2002 represents 23% of pre-tax loss. In 2002, a valuation allowance was provided for certain state and local carryforward net operating losses, as we determined that it was a reasonable possibility that such assets would not be realized during the carryforward period. We believe that it is reasonably possible that future valuation allowances will need to be recorded contingent upon our ability to produce future taxable income to offset deferred tax assets. The income tax benefit was lower than the statutory rate due primarily to the recording of a valuation allowance, and expenses, such as meals and entertainment and key-man life insurance premiums, which are not deductible for tax purposes.

Results of Operations - Calendar Year 2002 Compared to Calendar Year 2001

Revenues

Revenues decreased from $22,215,000 in 2001 to $20,828,000 in 2002. The decreases in revenue, in all aspects of our business, were related to the weakened economy and the weakened market for our services, most notably since the events of September 11, 2001. Specifically, QCS was affected by cancellations of retainer accounts, which was not sufficiently offset by new business, during 2002. We believe that cancellations were primarily a result of weak economic conditions, where clients were constricting their budgets. The primary factor which contributed to the decline in SCRG revenue was the decline in the number of new projects booked as clients' budgets and initiatives could not support commitments for the longer-term projects, which SCRG provides.

<u>QCS</u>

QCS revenues, which result from annual retainer contracts paid by clients on a monthly, quarterly, semi-annual or annual basis, decreased by $790,000, or 4.1%, from $19,414,000 in 2001 to $18,624,000 in 2002. The decrease from 2001 to 2002 was a result of cancellations which were not sufficiently offset by new clients and increased rates. We believe that cancellations were primarily a result of weak economic conditions, with clients constricting their budgets. At December 31, 2002, there were a greater number of annual renewals which were billed than during the same period in the prior year, and this contributed to a higher accounts receivable balance at December 31, 2002 than December 31, 2001. The fees billed to retainer clients (the retainer base) increased from the beginning of 2002 to the end of 2002 by 1.2% from $1,470,659 to $1,488,338.

<u>SCRG</u>

SCRG revenues, which result from consulting engagements addressing clients' business issues, decreased by $597,000, or 21.3%, from $2,801,000 in 2001 to $2,204,000 in 2002. The decrease from 2001 to 2002 was due to the continued decline in new projects booked as clients' budgets and initiatives could not support commitments for the longer-term projects, which value. Using this information together with other publicly available information about idealab!, we concluded the net realizable value of its idealab! preferred shares had declined to an estimated $185,000 at December 31, 2002, which resulted in a charge to operations of $315,000 during the quarter ended December 31, 2002. Since the idealab! preferred shares continue to be an investment in a start-up enterprise, it is reasonably possible in the near term that our estimate of the net realizable value of the preferred shares will be further reduced.

Operating (Loss) Income

Our operating results improved by $141,000 from a loss of $1,148,000 in 2001 to a loss of $1,007,000 in 2002. This is primarily the result of decreases in direct costs and selling, general and administrative expenses.

Income Taxes

The $339,000 income tax benefit for the year ended December 31, 2002 represents 23% of pre-tax loss. In 2002, a valuation allowance was provided for certain state and local carryforward net operating losses, as we determined that it was a reasonable possibility that such assets would not be realized during the carryforward period. It is reasonably possible that future valuation allowances will need to be recorded contingent upon our ability to produce future taxable income to offset deferred tax assets. The income tax benefit was lower than the statutory rate due primarily to the recording of a valuation allowance, and expenses, such as meals and entertainment and key-man life insurance premiums, which are not deductible for tax purposes.

The $400,000 income tax benefit for the year ended December 31, 2001 represents 29.7% of pre-tax loss. The income tax benefit was lower than the statutory rate due primarily to expenses, such as meals and entertainment expense and non-deductible goodwill, which are not deductible for tax purposes.

Teltech triggered a reapportionment of corporate overhead allocations to business segments. Had this methodology been in place during 2002 and 2001, segment operating (loss) income and depreciation and amortization would have been, on a pro forma basis, as follows:

	Years Ended December 31, (in thousands)		
	2003 actual	2002 pro forma	2001 pro forma
Operating (loss) income			
QCS	$ 2,390	$ 1,527	$ 1,586
SCRG	(499)	(358)	(620)
Quantitative Market Research	946	--	--
Teltech	421	--	--
Segment operating income	3,258	1,169	966
Corporate and other	(2,330)	(2,176)	(2,114)
Operating loss	$ 928	$ (1,007)	$ (1,148)
Depreciation and amortization			
QCS	$ 762	$ 647	$ 750
SCRG	120	85	98
Quantitative Market Research	41	--	--
Teltech	47	--	--
Total segment depreciation and amortization	970	732	848
Corporate and other	173	207	239
Total depreciation and amortization	$ 1,143	$ 939	$ 1,087

Quarterly Financial Data

The following table sets forth selected quarterly data for the years ended December 31, 2003 and 2002 (in thousands, except per share data). The operating results are not indicative of results for any future period.

Quarter ended	Revenues	Operating income (loss)	Income (loss) before provision (benefit) for income taxes	Net income (loss) attributable to common shareholders	Income (loss) per share: basic	Income (loss) per share: diluted
March 31, 2003	$ 5,102	$ 5	$ 65	$ 45	$ 0.00	$ 0.00
June 30, 2003	7,063	35	(150)	(251)	(0.02)	(0.02)
September 30, 2003	9,168	771	565	196	0.02	0.01
December 31, 2003	10,236	117	(120)	(65)	(0.00)	(0.00)
March 31, 2002	$ 5,044	$ (674)	$ (674)	$ (473)	$ (0.05)	$ (0.05)
June 30, 2002	5,226	(239)	(267)	(186)	(0.02)	(0.02)
September 30, 2002	5,209	113	79	55	0.01	0.00
December 31, 2002	5,349	(207)	(600)	(520)	(0.05)	(0.05)

In the fourth quarter of 2003, we recorded a charge of $309,000 related to the retirement of our President. In the fourth quarter of 2003, 2002 and 2001, charges related to severance costs restrictions on the conduct of our business, including, among other things, restrictions, generally, on incurring debt, and creating or suffering liens.

The Term Note and the Line of Credit are secured by a general security interest in substantially all of the Company's assets.

On April 1, 2003, we amended and restated the Term Note and the Line of Credit with JP Morgan Chase Bank. These amended and restated agreements had the effect of reducing the Term Note principal amount from $2,000,000 to $1,500,000, and accelerating the final repayment date of the Term Note from December 31, 2006 to December 31, 2005. As a result, we will have a $500,000 balloon payment due at December 31, 2005 instead of making payments of $100,000 each quarter in 2006. In addition, JP Morgan Chase Bank consented to our acquisition of Guideline and the related financing transactions with Petra Mezzanine Fund L.P. ("Petra"), and amended various financial covenants of both the Term Note and the Line of Credit as follows:

1) The previous debt to consolidated tangible net worth covenant of 2.00 was replaced with a senior debt to consolidated tangible net worth plus subordinated debt covenant of 0.75; and

2) The previous consolidated tangible net worth covenant of $3,500,000 was replaced with a consolidated tangible net worth plus subordinated debt covenant of $3,300,000.

In connection with the above, on April 1, 2003, the Company and JPMorgan Chase Bank entered into amendment No. 1 to their existing security agreement (the "Security Agreement Amendment"). Also on April 1, 2003, Guideline together with its subsidiaries executed and delivered in favor of JPMorgan Chase Bank: (i) a security agreement (the "Subsidiary Security Agreement"), granting a lien and security interest on substantially all of our assets; and (ii) a guaranty agreement (the "Guaranty Agreement"), guaranteeing our payment and performance obligations under the Term Note and the Line of Credit.

On November 13, 2003, we obtained an amendment and waiver to the Term Note ("Amendment No. 2") from JPMorgan Chase. Amendment No. 2 amended the debt covenant regarding tangible net worth plus subordinated debt of both the Term Note and Line of Credit by replacing the previous consolidated tangible net worth plus subordinated debt covenant of $3,300,000 with a consolidated tangible net worth plus subordinated debt covenant of $2,300,000.

On August 18, 2003, the Term Note was amended to change the definition of consolidated current liabilities for purposes of calculating the ratio of current assets to current liabilities under the Term Note, to exclude unearned retainer income from the calculation.

We are in compliance with all of our loan agreements, as amended, with JP Morgan Chase as of December 31, 2003.

On April 1, 2003, we issued a Promissory Note (the "Note") to Petra with a face value of $3,000,000 and a stated interest rate of 13.5%, as a part of the financing for the acquisition of Guideline. Quarterly principal payments of $250,000 are due beginning March 31, 2006. The Note was recorded at its initial relative fair value of $1,868,000. The difference between the initial relative fair value and the stated value will be accreted as additional interest expense over

Inflation

We have in the past been able to increase the price of our products and services sufficiently to offset the effects of inflation on direct costs, and anticipate that we will be able to do so in the future.

Off-Balance-Sheet Arrangements

As of December 31, 2003, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Critical Accounting Policies

Our management's discussion and analysis of financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. Our preparation of our financial statements requires us to make estimates and judgments that affect reported amounts of assets, liabilities and revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, allowances for doubtful accounts, useful lives of property, plant and equipment and intangible assets, goodwill, deferred tax asset valuation allowances, valuation of non-marketable equity securities and other accrued expenses. We base our estimates on historical experience and on various other assumptions, which we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. We have identified the accounting policies below as critical to our business operations and the understanding of our results of operations.

Revenue Recognition

Approximately 60% of the Company's 2003 revenues were derived from subscription contracts with customers, including all of the revenues of the QCS business segment and approximately 40% of the revenues of the Teltech business segment. The remaining 40% of the Company's 2003 revenues consisted of quantitative market research projects, in-depth consulting projects and outsourced information services.

The Company's subscription services are provided under two different types of subscription contracts – retainer contracts and deposit contracts. Retainer contracts, which are used primarily by QCS, charge customers fixed monthly subscription fees to access QCS services, and revenues are recognized ratably over the term of each subscription. Retainer fees are required to be paid in advance by customers on either a monthly, quarterly or annual basis, and all billed amounts relating to future periods are recorded as an unearned retainer income liability on the Company's balance sheet. In the case of deposit contracts, which are used primarily by Teltech, a customer pays a fixed annual fee, which entitles it to access any of the Company's service offerings throughout the contract period, up to the total amount of the annual deposit fee. Since deposit account customers can "spend" their contract fee at any time within the annual contract period, deposit account revenues are only recognized within the contract period as services are actually provided to customers, with any unused deposit amounts recognized as revenue in the final month of the contract. As with retainer fees, deposit contract fees are required to be paid in advance, primarily annually, and any billed amounts relating to basis and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We have tax loss carryforwards that have been recognized as assets on our balance sheet. These assets are subject to expiration from 2013 to 2023. Realization of the net deferred tax assets is dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carryforwards. In 2002, after we performed an analysis of our deferred tax assets and projected future taxable income, a valuation allowance was provided for certain state and local carryforward tax operating loss assets, as we determined that it was more likely than not that these assets would not be realized during the carryforward period. It is reasonably possible that future valuation allowances will need to be recorded if we are unable to generate sufficient future taxable income to realize such deferred tax assets during the carryforward period.

Non-Marketable Equity Securities

The preferred share securities in idealab! is an investment in a start-up enterprise. As of December 31, 2003, the carrying value of these preferred share securities is $185,000. It is reasonably possible in the near term that our estimate of the net realizable value of the preferred shares will be less than the carrying value of the preferred shares.

New Accounting Pronouncements

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity.

This Statement became effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of this Statement and still existing at the beginning of the interim period of adoption, transition shall be achieved by reporting the cumulative effect of a change in an accounting principle by initially measuring the financial instruments at fair value or other measurement attribute required by this Statement. The Company adopted this statement in 2003, and has classified its redeemable convertible preferred stock and redeemable common stock as mezzanine equity, as the instruments are not mandatorily redeemable, but are redeemable at the option of the holder.

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. On January 1, 2003, we adopted the recognition and agreement) for the 24-month period following the acquisition ("Two Year Adjusted EBITDA") of $2.65 million plus 25% of the amount by which Two Year Adjusted EBITDA exceeds $2.65 million would be due. If Two Year Adjusted EBITDA is less than $2.65 million, but greater than $2.2 million, the Two Year Deferred Consideration would be between $0 and $1.845 million based on a specific formula set forth in the purchase agreement.

Contingent consideration of up to a maximum of $400,000 may become payable to Sopheon in the first half of 2004 if certain customer subscription renewal goals, as defined in the Teltech purchase agreement, are attained.

Acquisitions

Guideline

On April 1, 2003, we purchased all of the issued and outstanding stock of Guideline. Guideline is a provider of quantitative custom market research. Guideline's ability to provide high-level analytic survey research was a strategic fit with our efforts to address our clients' critical business needs. The integration of Guideline's services allowed us to address the requirements of our many marketing and market research clients. The addition of Guideline will also make us one of the first fully comprehensive research and advisory firms to offer an inclusive suite of both primary and secondary specialized business intelligence, strategic research and consulting services.

The consideration for this acquisition consisted of the following:

- Approximately $3,895,000 paid in cash, net of cash acquired (includes $431,000 of paid transaction costs as of December 31, 2003);

- 571,237 common shares (295,043 of the common shares were placed in escrow to secure the indemnification obligations of the sellers);

- Within thirty days from the first anniversary date of the acquisition, a potential deferred consideration amount (the "One Year Deferred Consideration") of $1 million contingent upon Guideline achieving adjusted EBITDA (as defined in the purchase agreement) for the twelve-month period following the acquisition ("One Year Adjusted EBITDA") of at least $1.2 million. If One Year Adjusted EBITDA is less than $1.2 million, but greater than $841,000, the One Year Deferred Consideration would be between $0 and $1.0 million based on a specific formula set forth in the purchase agreement. Each of the Sellers may separately elect to have up to fifty percent (50%) of the amount of any One Year Deferred Consideration payable to such Seller in an amount of duly authorized and non-assessable unregistered shares of Company common stock;

- Within thirty days from the second anniversary date of the acquisition, a potential deferred consideration amount (the "Two Year Deferred Consideration") of $1.845 million contingent upon Guideline achieving adjusted EBITDA (as defined in the purchase agreement) for the 24-month period following the acquisition ("Two Year Adjusted EBITDA") of $2.65 million plus 25% of the amount by which Two Year Adjusted EBITDA exceeds $2.65 million. If Two Year Adjusted EBITDA is less than $2.65

was recorded at its estimated fair value of $742,000 using the relative fair value method. The Warrant is immediately exercisable, and, for a four-year period commencing in 2009, the holder has the right to cause the Company to use commercially reasonable efforts to complete a private placement to sell the shares of the Company's common stock issuable upon exercise of the Warrant (the "Warrant Shares") to one or more third parties at a price equal to the market value of the Warrant Shares based on the closing bid price of the Company's common shares as of the date the holder so notifies the Company that it is exercising its put right.

We also entered into an investor rights agreement (the "Investor Rights Agreement") dated April 1, 2003 among Petra Mezzanine Fund, L.P. ("Petra"), David Walke, the Company's CEO, and Martin Franklin, Chairman of the Board of the Company, pursuant to which, among other things, Petra was granted certain rights with respect to the Company's Common Stock issuable upon conversion of the Preferred Stock and Warrant. The Investor Rights Agreement also provides Petra with certain registration, demand, piggyback and co-sale rights.

We will finalize our valuation of the assets and liabilities we acquired for our allocation of the purchase price of the Guideline transaction by the end of the first quarter of 2004.

Teltech

As of July 1, 2003, Ttech Acquisition Corp. ("Ttech"), a subsidiary of the Company, purchased from Sopheon Corporation ("Sopheon") assets and assumed certain specified liabilities of Sopheon's Teltech business unit ("Teltech"). Teltech is a provider of custom research and information services, focused on R&D and engineering departments of larger corporations, markets into which the Company would like to expand. This acquisition offered significant cross-selling opportunities and cost synergies.

The consideration for this acquisition consisted of the following:

- Approximately $3,075,000 paid in cash (including $17,000 of transaction costs). As of December 31, 2003, of the $163,000 in transaction costs, approximately $146,000 of transaction costs remains accrued.

- 32,700 unregistered shares of the Company's Common Stock, valued at $50,000. These shares were placed in escrow to secure the indemnification obligations of the Sellers set forth in the purchase agreement through June 25, 2004, pursuant to an escrow agreement among Sopheon, the Company, Ttech and Kane Kessler, P.C. (the "Escrow Agreement").

- Contingent consideration of up to a maximum of $400,000 may become payable by the Company to Sopheon in the first half of 2004 if certain customer subscription renewal goals, as defined in the purchase agreement, are attained.

The acquisition was funded at closing as follows:

- The Company's available cash resources

- A private placement whereby the Company raised $2,376,000 through the issuance of 1,616,685 shares of its common stock and warrants to purchase 808,293 shares of its common stock (the "Private Placement determined what effect these tests will have on the results of operations or the financial position of the Company in future periods.

Amortizable intangible assets are amortized over a period of 7 years. Amortization of intangible assets was $83,000 for the year ended December 31, 2003.

The unaudited pro forma information below represents our consolidated results of operations as if the acquisitions of Guideline and Teltech had occurred as of January 1, 2003 and 2002. The unaudited pro forma information has been included for comparative purposes and is not indicative of the results of operations of the consolidated Company had the acquisition occurred as of January 1, 2003 and 2002, nor is it necessarily indicative of future results.

Pro Forma Results of Operations (Unaudited)

	Twelve months ended December 31, 2003	Twelve months ended December 31, 2002
Total pro forma revenue	$ 37,200,000	$ 37,975,000
Pro forma net income (loss)	$ 134,000	$ (339,000)
Pro forma earnings (loss) per share attributable to common shareholders:		
Basic and diluted	$ 0.01	$ (0.04)

On a pro forma basis, revenues are recorded primarily based on usage, resulting in lower recognized revenue in 2003 than in 2002. On a pro forma basis, content costs and various indirect costs were further streamlined, resulting in greater cost synergies in 2003 than in 2002.

Forward-Looking Statements

In this report, and from time to time, we may make or publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, and similar matters. Such statements are necessarily estimates reflecting management's best judgment based on current information. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Such statements are usually identified by the use of words or phrases such as "believes," "anticipates," "expects," "estimates," "planned," "outlook," and "goal." Because forward-looking statements involve risks and uncertainties, our actual results could differ materially. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in forward-looking statements. While it is impossible to identify all such factors, the risks and uncertainties that may affect the operations, performance and results of our business include the following:

Factors That Could Affect Our Future Results

We are dependent on client renewals of our retainer-based services.

We derived approximately 60% of our total revenues in 2003 from QCS, our subscription-based retainer business. In the year ended December 31, 2003, QCS experienced a 14.8% decrease in retainer clients, and a 12.0% decrease in holders of it's the QCS membership

- The disproportionately large portion of our QCS retainers that expire in the fourth quarter of each year.
- The level and timing of renewals of retainers and subscriptions of our QCS and Teltech services.
- The mix of QCS and Teltech revenue versus SCRG and Quantitative Market Research revenue.
- The number, size and scope of SCRG and Quantitative Market Research engagements in which we are engaged, the degree of completion of such engagements, and our ability to complete such engagements.
- The timing and amount of new business generated by us.
- The timing of the development, introduction, and marketing of new products and services and modes of delivery.
- The timing of hiring consultants and corporate sales personnel.
- Consultant utilization rates and specifically, the accuracy of estimates of resources required to complete ongoing SCRG and Quantitative Market Research engagements.
- Changes in the spending patterns of our clients.
- Our accounts receivable collection experience.
- Competitive conditions in the industry.

Due to these factors, we believe period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as an indication of future results of operations.

We may not be able to timely respond to rapid changes in the market or the needs of our clients.

Our success depends in part upon our ability to anticipate rapidly changing market trends and to adapt our products and services to meet the changing needs of our clients. Frequent and often dramatic changes, including the following, characterize our industry:

- Introduction of new products and obsolescence of others.
- Changing client demands concerning the marketing and delivery of our products and services.

This environment of rapid and continuous change presents significant challenges to our ability to provide our clients with current and timely analysis and advice on issues of importance to them. We commit substantial resources to meeting these challenges. If we fail to provide insightful timely information in a manner that meets changing market needs, such a failure could have a material and adverse effect on our future operating results.

We are dependent on our ability to attract and retain qualified personnel.

We need to hire, train and retain a significant number of additional qualified employees to execute our strategy and support our growth. In particular, we need trained consultants, corporate sales specialists, and product development and operations staff. We continue to experience intense competition in recruiting and retaining qualified employees. The pool of experienced candidates is small, and we compete for qualified employees against many companies. If we are unable to successfully hire, retain, and motivate a sufficient number of

If our management is unable to effectively manage a changing and growing business, the quality of our products, our retention of key employees, and our results of operations could be materially adversely affected.

Any acquisitions that we attempt or complete could prove difficult to integrate or require a substantial commitment of management time and other resources.

As part of our business strategy, we look to buy or make investments in complementary businesses, products and services. If we find a business we wish to acquire, we could have difficulty negotiating the terms of the purchase, financing the purchase, and integrating and assimilating the employees, products and operations of the acquired business. Acquisitions may disrupt the ongoing business of the Company and distract management. Furthermore, acquisition of new businesses may not lead to the successful development of new products, or if developed, such products may not achieve market acceptance or prove to be profitable. A given acquisition may also have a material adverse effect on our financial condition or results of operations. In addition, we may be required to incur debt or issue equity to pay for any future acquisitions.

We are vulnerable to volatile market conditions.

The market prices of our common stock have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Please see the table contained in Item 5 "Market for Registrant's Common Equity and Related Stockholder Matters" of Part II of this Report which sets forth the range of high and low bids of our common stock for the calendar quarters indicated.

We do not expect to pay dividends on our common stock in the foreseeable future.

Although our shareholders may receive dividends if, as and when declared by our board of directors, we do not intend to pay dividends on our common stock in the foreseeable future. Therefore, you should not purchase our common stock if you need immediate or future income by way of dividends from your investment.

Our significant indebtedness could adversely affect our financial health.

We have significant indebtedness with a face value of approximately $5.3 million, comprised of approximately $1.2 million of senior debt and $3.5 million of subordinated debt. Additionally, we have approximately $320,000 of availability remaining under a $1.0 million senior line of credit which would create additional indebtedness if drawn down upon. The affirmative, negative and financial covenants of these debt facilities could limit our future financial flexibility. The associated debt service costs and principal repayment could impair future cash flow and operating results. Our outstanding debt may limit the amount of cash or additional credit available to us, which could restrain our ability to expand or enhance products and services, respond to competitive pressures or pursue future business opportunities requiring substantial investments of additional capital.

Our Common Stock is subject to rules regarding "penny stocks" which may affect its liquidity.

In April 2001, due to our failure to comply with NASDAQ's minimum bid price, our common stock was delisted from the NASDAQ and is now traded on the OTC Bulletin Board. Because the trading price of our common stock is currently below $5.00 per share, trading is

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

During the quarter ended June 30, 2003, we integrated the internal controls of Guideline as a result of its acquisition by the Company on April 1, 2003. Our management, including the Chief Executive Officer and Chief Financial Officer, also concluded that Guideline's controls and procedures were effective.

During the quarter ended September 30, 2003, we integrated the internal controls of Teltech as a result of its acquisition by the Company on July 1, 2003. Our management, including the Chief Executive Officer and Chief Financial Officer, also concluded that Teltech's controls and procedures were effective.

Except as mentioned above, there have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10, including information regarding directors, membership and function of the audit committee, including the financial expertise of its members, Section 16(a) compliance and the Company's code of Ethics, appearing under the captions "Election of Directors," "Committees of the Board," "Other Matters" and "Code of Ethics" of our proxy statement for the 2004 Annual Meeting of Stockholders is incorporated herein by reference. The proxy statement is anticipated to be filed with the Commission on or about April 29, 2004.

Item 11. Executive Compensation

The information required by Item 11 appearing under the caption "Executive Compensation" of our proxy statement for the 2004 Annual Meeting of Stockholders is incorporated herein by reference. The proxy statement is anticipated to be filed with the Commission on or about April 29, 2004.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) The following documents are filed as part of this report:

(1) Financial Statements:

	Location In 10-K
Index to Consolidated Financial Statements and Schedule	F-1
Independent Auditors' Report	F-2
Consolidated balance sheets – December 31, 2003 and 2002	F-3
Consolidated statements of operations – Years ended December 31, 2003, 2002 and 2001	F-4
Consolidated statements of changes in shareholders' equity – Years ended December 31, 2003, 2002 and 2001	F-5
Consolidated statements of cash flows – Years ended December 31, 2003, 2002 and 2001	F-6
Notes to consolidated financial statements	F-7

(2) Financial Statement Schedule:

Independent Auditors' Report on Supplemental Schedule	F-34
Valuation and Qualifying Accounts on Schedule II	F-35

(b) Reports on Form 8-K

In a Form 8-K filed on November 17, 2003, the Company filed a press release announcing its third quarter 2003 earnings.

(c) Exhibits:

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation of the Company (incorporated by reference to the Company's Registration Statement on Form S-18 (Reg. No. 33-8634-NY) which became effective with the Securities and Exchange Commission on October 31, 1986)
3.2	Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference to the Company's Registration Statement on Form S-18 (Reg. No. 33-8634-NY) which became effective with the Securities and Exchange Commission on October 31, 1986)

#10.6	The Company's 401(k) and Profit Sharing Plan (incorporated by reference to the Company's Form S-8, filed on March 29, 1996)
#10.7	The Company's 1996 Stock Option Plan (incorporated by reference to the Company's Definitive Proxy Statement, filed on May 10, 2002)
10.8	Collaboration Agreement, dated as of December 19, 1999, by and among Bill Gross' idealab!, the Company, and find.com, Inc. (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 1999)
10.9	$2,000,000 Term Note, dated February 20, 2002, by the Company in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 2001)
10.10	$1,000,000 Senior Grid Promissory Note, dated June 18, 2002, by the Company in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 2002)
10.11	Stock Purchase Agreement, dated January 15, 1998, between SVP, S.A. and the Company (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 1999)
#10.12	Amended and restated Employment Agreement, dated November 21, 2001, between the Company and Andrew P. Garvin (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 2001)
#10.13	Amendment No. 1 to Amended and Restated Employment Agreement, dated December 31, 2002, between the Company and Andrew P. Garvin (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 2002)
#10.14	Employment Agreement, dated November 21, 2001, between the Company and David Walke (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 2001)
#10.15	Employment Agreement, dated February 6, 2002, between the Company and Martin E. Franklin (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 2001)
#10.16	Employment Agreement, dated May 13, 2002, between the Company and Peter M. Stone (incorporated by reference to the Company's Form 10-Q filed for the quarter ended June 30, 2002)
#10.17	Employment Agreement, dated May 13, 2002, between the Company and Daniel S. Fitzgerald (incorporated by reference to the Company's Form 10-Q filed for the quarter ended June 30, 2002)
*10.18	Separation Agreement, dated December 31, 2003, between the Company and Andrew P. Garvin
10.19	Stock Purchase Agreement, dated as of April 1, 2003, by and among Jay L. Friedland, Robert La Terra, Guideline Research Corp. and the Company (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)
10.20	Escrow Agreement, dated as of April 1, 2003, by and among Jay L. Friedland, Robert La Terra, Morris Whitcup, the Company, Inc. and Kane Kessler, P.C. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

10.34	Amended and Restated Senior Grid Promissory Note, dated as of April 1, 2003, made by the Company in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)
10.35	Amendment No. 1 to Security Agreement, dated as of April 1, 2003, made by the Company and JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)
10.36	Subordination Agreement, dated as of April 1, 2003, Petra Mezzanine Fund, L.P., the Company, Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc., Guideline Consulting Corp., and JPMorgan Chase Bank. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)
10.37	Subsidiary Security Agreement, dated as of April 1, 2003, made by Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc. and Guideline Consulting Corp. in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)
10.38	Subsidiary Guaranty Agreement, dated as of April 1, 2003, made by Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc. and Guideline Consulting Corp. in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)
10.39	Amended and Restated Asset Purchase Agreement, dated as of June 25, 2003, by and between TTech Acquisition Corp., the Company, Sopheon Corporation, and Sopheon PLC (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
10.40	Escrow Agreement, dated as of July 1, 2003, by and between TTech Acquisition Corp., the Company, Sopheon Corporation, Sopheon PLC, and U.S. BANK NATIONAL ASSOCIATION (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
10.41	Promissory Note, dated as of July 1, 2003, made by the Company in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
10.42	Amended and Restated Loan Agreement, dated July 1, 2003, by and between Petra Mezzanine Fund, L.P. and the Company (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
10.43	First Amendment to Security Agreement, dated July 1, 2003, by and between the Company and Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
10.44	Amended and Restated Security Agreement, dated July 1, 2003, by and between Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc., Guideline Consulting Corp., and TTech Acquisition Corp. in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIND/SVP, INC.
(Registrant)

By: **/s/ David Walke**
David Walke,
Chief Executive Officer
March 26, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

(1) Principal Executive Officer:

/s/ David Walke David Walke	Chief Executive Officer March 26, 2004

(2) Principal Financial Officer and Principal Accounting Officer:

/s/ Peter M. Stone Peter M. Stone	Chief Financial Officer March 26, 2004

(3) Board of Directors:

/s/ Andrew P. Garvin Andrew P. Garvin	Founder and Director March 26, 2004
/s/ Martin E. Franklin Martin E. Franklin	Chairman of Board of Directors March 26, 2004
/s/ Marc L. Reisch Marc L. Reisch	Director March 26, 2004
/s/ Denise L. Shapiro Denise L. Shapiro	Director March 26, 2004
/s/ Robert J. Sobel Robert J. Sobel	Director March 26, 2004
/s/ Warren Struhl Warren Struhl	Director March 26, 2004

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference of our reports dated March 25, 2004, appearing in this Annual Report on Form 10-K of Find/SVP, Inc. for the year ended December 31, 2003, in Registration Statement No. 333-22445 on Form S-8 (pertaining to the Find/SVP, Inc. 1996 Stock Option Plan); and Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 No. 333-68315 (pertaining to the Find/SVP, Inc. 1996 Stock Option Plan), and in Registration Statement No. 333-111081 on Form S-8 (pertaining to the Find/SVP, Inc. 2003 Stock Option Plan);

We consent to the incorporation by reference in Registration Statement No. 333-43940 (pertaining to the Find/SVP, Inc. 1996 Stock Option Plan) of Find/SVP, Inc. on Form S-8 of our reports dated March 25, 2004, that have been incorporated by reference from Registration Statement No. 333-22445 on Form S-8 (pertaining to the Find/SVP, Inc. 1996 Stock Option Plan), and that originally appear in this Annual Report on Form 10-K of Find/SVP, Inc. for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP

New York, New York
March 25, 2004

Exhibit 31.2

CERTIFICATION

I, Peter M. Stone, certify that:

1. I have reviewed this annual report on Form 10-K of FIND/SVP, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 26, 2004

/s/ Peter M. Stone
Peter M. Stone
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Certificate of Incorporation of the Company (incorporated by reference to the Company's Registration Statement on Form S-18 (Reg. No. 33-8634-NY) which became effective with the Securities and Exchange Commission on October 31, 1986)
3.2	Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference to the Company's Registration Statement on Form S-18 (Reg. No. 33-8634-NY) which became effective with the Securities and Exchange Commission on October 31, 1986)
3.3	Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference to the Company's Registration Statement on Form S-18 (Reg. No. 33-8634-NY) which became effective with the Securities and Exchange Commission on October 31, 1986)
3.4	Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference to the Company's Definitive Proxy Statement, filed on May 2, 1995)
3.5	Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference to the Company's Definitive Proxy Statement, filed on May 13, 1998)
3.6	Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference to the Company's Definitive Proxy Statement, filed on May 27, 1998)
3.7	Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference to the Company's Definitive Proxy Statement, filed on May 10, 2002)
3.8	Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference to the Company's Form 8-K filed on April 16, 2003).
3.9	By-laws of the Company (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 1987)
3.10	Amendment to the By-laws of the Company (incorporated by reference to the Company's Form 10-K filed for the year ended December 31, 2002)
4.1	Specimen of the Company's Common Stock Certificate (incorporated by reference to the Company's Registration Statement on Form S-18 (Reg. No. 33-8634-NY) which became effective with the Securities and Exchange Commission on October 31, 1986)
10.1	License Agreement, dated October 11, 1971, between the Company and SVP International (incorporated by reference to the Company's Registration Statement on Form S-18 (Reg. No. 33-8634-NY) which became effective with the Securities and Exchange Commission on October 31, 1986)
10.2	Amendment to License Agreement, dated March 23, 1981, between the Company and SVP International (incorporated by reference to the Company's Registration Statement on Form S-18 (Reg. No. 33-8634-NY) which became effective with the Securities and Exchange Commission on October 31, 1986)

#10.17	Employment Agreement, dated May 13, 2002, between the Company and Daniel S. Fitzgerald (incorporated by reference to the Company's Form 10-Q filed for the quarter ended June 30, 2002)
*10.18	Separation Agreement, dated December 31, 2003, between the Company and Andrew P. Garvin
10.19	Stock Purchase Agreement, dated as of April 1, 2003, by and among Jay L. Friedland, Robert La Terra, Guideline Research Corp. and the Company (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)
10.20	Escrow Agreement, dated as of April 1, 2003, by and among Jay L. Friedland, Robert La Terra, Morris Whitcup, the Company, Inc. and Kane Kessler, P.C. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)
10.21	Employment Agreement, dated as of April 1, 2003, by and between Jay L. Friedland and Guideline Research Corp. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003
10.22	Employment Agreement, dated as of April 1, 2003, by and between Robert La Terra and Guideline Research Corp. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)
10.23	Stock Option Agreement, dated April 1, 2003, by and between the Company and Robert La Terra (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)
10.24	Promissory Note, dated as of April 1, 2003, made by the Company in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)
10.25	Loan Agreement, dated as of April 1, 2003, by and between Petra Mezzanine Fund, L.P. and the Company (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)
10.26	Security Agreement, dated as of April 1, 2003, made by the Company in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)
10.27	Trademark and Patent Security Agreement, dated as of April 1, 2003, made by the Company in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)
10.28	Security Agreement, dated as of April 1, 2003, made by Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc. and Guideline Consulting Corp. in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)
10.29	Guaranty Agreement, dated as of April 1, 2003, made by Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc. and Guideline Consulting Corp. in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on April 16, 2003)

10.42	Amended and Restated Loan Agreement, dated July 1, 2003, by and between Petra Mezzanine Fund, L.P. and the Company (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
10.43	First Amendment to Security Agreement, dated July 1, 2003, by and between the Company and Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
10.44	Amended and Restated Security Agreement, dated July 1, 2003, by and between Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc., Guideline Consulting Corp., and TTech Acquisition Corp. in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
10.45	Amended and Restated Guaranty Agreement, dated July 1, 2003, by and between Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc., Guideline Consulting Corp., and TTech Acquisition Corp. in favor of Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
10.46	Stock Purchase Warrant issued as of July 1, 2003, by the Company to Petra Mezzanine Fund, L.P. (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
10.47	Amendment No. 1 to Investor Rights Agreement, dated as of July 1, 2003, by and among the Company, Petra Mezzanine Fund, L.P., Martin E. Franklin and David Walke (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
10.48	Amendment No. 1 to Amended And Restated Term Promissory Note, dated as of July 1, 2003, made by the Company in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
10.49	Amendment No. 1 to Amended And Restated Senior Grid Promissory Note, dated as of July 1, 2003, made by the Company in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
10.50	First Amendment to Subordination Agreement, dated July 1, 2003, by and among Petra Mezzanine Fund, L.P., the Company, Guideline Research Corp., Tabline Data Services, Inc., Guideline/Chicago, Inc., Advanced Analytics, Inc., Guideline Consulting Corp., and TTech Acquisition Corp., and JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
10.51	Subsidiary Security Agreement, dated as of July 1, 2003, made by TTech Acquisition Corp. in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
10.52	Subsidiary Guaranty Agreement, dated as of July 1, 2003, made by TTech Acquisition Corp. in favor of JPMorgan Chase Bank (incorporated by reference to the Company's Form 8-K filed on July 16, 2003)
*21.1	List of Subsidiaries
*23.1	Consent of Independent Auditors
*31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

ITEM 8
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FIND/SVP, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements and Schedule

	Page
Independent Auditors' Report	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-3
Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001	F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2003, 2002 and 2001	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-6
Notes to Consolidated Financial Statements	F-7
Schedule:	
Independent Auditors' Report on Supplemental Schedule	F-34
Valuation and Qualifying Accounts on Schedule II	F-35

FIND/SVP, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31
(in thousands, except share and per share data)

Assets	2003	2002
Current assets:		
Cash and cash equivalents	$ 821	$ 968
Accounts receivable, less allowance for doubtful accounts of $271 and $150 in 2003 and 2002, respectively	6,645	1,953
Deferred tax assets	505	272
Prepaid expenses and other current assets	920	948
Total current assets	8,891	4,141
Equipment, software development and leasehold improvements, at cost, less accumulated depreciation and amortization	2,368	2,500
Goodwill, net	8,765	75
Intangibles, net	1,137	--
Deferred tax assets	1,090	1,324
Deferred rent	398	575
Cash surrender value of life insurance	214	418
Non-marketable equity securities	185	185
Other assets	554	320
	$ 23,602	$ 9,538
Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of notes payable	$ 1,076	$ 606
Trade accounts payable	2,609	353
Accrued expenses and other	3,205	1,749
Unearned retainer income	4,067	1,476
Total current liabilities	10,957	4,184
Notes payable	3,170	1,200
Deferred compensation and other liabilities	419	441
Total liabilities	14,546	5,825
Redeemable convertible preferred stock, $.0001 par value. Authorized 2,000,000 shares; issued and outstanding 333,333 shares in 2003	530	--
Redeemable common stock, $.0001 par value. Issued and outstanding 571,237 shares in 2003	977	--
Commitments and contingencies (Note 7)		
Shareholders' equity:		
Common stock, $.0001 par value. Authorized 100,000,000 shares; issued and outstanding 12,641,295 shares in 2003; issued and outstanding 10,214,102 shares in 2002	1	1
Capital in excess of par value	10,983	7,473
Deferred stock-based compensation	(20)	(141)
Accumulated deficit	(3,415)	(3,620)
Total shareholders' equity	7,549	3,713
	$ 23,602	$ 9,538

See accompanying notes to consolidated financial statements.

FIND/SVP, INC. AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
Years ended December 31
(in thousands, except share amounts)

	Common Stock Shares	Common Stock Amount	Capital in excess of par value	Accumulated deficit	Deferred stock-based compensation	Total shareholders' equity
BALANCE AT JANUARY 1, 2001	7,605,943	$ 1	$ 5,542	$ (1,551)	$ --	$ 3,992
Net loss	--	--	--	(945)	--	(945)
Deferred stock-based compensation	--	--	362	--	(362)	--
Common stock issued	2,437,500	--	1,443	--	--	1,443
BALANCE AT DECEMBER 31, 2001	10,043,443	1	7,347	(2,496)	(362)	4,490
Net loss	--	--	--	(1,124)	--	(1,124)
Exercise of stock options and warrants	108,159	--	49	--	--	49
Common stock issued	62,500	--	50	--	--	50
Stock-based compensation	--	--	27	--	221	248
BALANCE AT DECEMBER 31, 2002	10,214,102	1	7,473	(3,620)	(141)	3,713
Net income	--	--	--	205	--	205
Exercise of stock options and warrants	742,809	--	379	--	--	379
Common stock issued in connection with the Teltech acquisition	1,649,384	--	1,663	--	--	1,663
Common stock issued to a vendor	35,000	--	44	--	--	44
Preferred stock issued	--	--	193	--	--	193
Warrants issued in connection with the Guideline acquisition	--	--	742	--	--	742
Warrants issued in connection with the Teltech acquisition	--	--	763	--	--	763
Stock-based compensation	--	--	6	--	121	127
Preferred stock dividends	--	--	(30)	--	--	(30)
Accretion on redeemable common stock	--	--	(250)	--	--	(250)
BALANCE AT DECEMBER 31, 2003	12,641,295	$ 1	$ 10,983	$ (3,415)	$ (20)	$ 7,549

See accompanying notes to consolidated financial statements

(1) ORGANIZATION AND NATURE OF OPERATIONS

FIND/SVP, Inc. and its wholly-owned subsidiaries (collectively, "FIND/SVP" or the "Company") provides a full range of custom research, consulting, quantitative market research and outsourced information services that address its customers' critical business information needs. In many cases, the Company functions as its customers' primary information and business intelligence resource on an outsourced basis, especially among the growing universe of companies that have downsized their internal research staffs and information resources. In other cases, the Company serves as a reliable supplemental resource to customers' internal capabilities. In addition, with its acquisitions in 2003 of Guideline Research Corp. ("Guideline") and Teltech, as well as its internal development of new service offerings, the Company also provides a range of specialized higher priced research and consulting services, such as quantitative custom market research and due diligence research services, that address a particular strategic business information need within specific markets such as R&D, Healthcare, Marketing and Private Equity/Money Management.

The Company is organized into four business segments: Quick Consulting Service ("QCS"), which is a subscription-based service that functions like an in-house corporate research center for its customers; Strategic Consulting and Research Group ("SCRG"), which provides in-depth custom research and competitive intelligence services for larger projects; Quantitative Market Research, which provides full service quantitative custom market research services, such as large-scale consumer surveys; and Teltech, which provides a full range of outsourced information and consulting services to customers in R&D and related technical sectors. References to "Corporate" and "Other" in the financial statements refer to the portion of assets and activities that are not allocated to a segment.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of FIND/SVP, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

On April 1, 2003, the Company acquired Guideline, and Guideline's results of operations are included in results of operations from the date of acquisition.

On July 1, 2003, the Company acquired Teltech, and Teltech's results of operations are included in results of operations from the date of acquisition.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts

December 31, 2001 and 2000. At December 31, 2003, there is $8,765,000 of goodwill on the balance sheet, for which no impairment has been identified.

Intangible Assets, including customer relationships, trademarks and other intangible assets are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. Upon the adoption of SFAS 142, intangible assets deemed to have indefinite useful lives, such as trade names, are not amortized and are subject to annual impairment tests. An impairment exists if the carrying value of the indefinite-lived intangible asset exceeds its fair value. For other intangible assets subject to amortization, an impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. These assets are tested for impairment if a triggering event occurs. Amortization of intangible assets for the year ended December 31, 2003 amounted to $83,000.

DEFERRED CHARGES

Deferred charges, included in other assets on the balance sheet, primarily are comprised of the cost of acquired library information files and electronic databases, which are amortized to expense over the estimated period of benefit of three years using the straight-line method.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Realization of the net deferred tax assets is dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carryforwards.

EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income (loss) by a diluted weighted average number of common shares outstanding. Diluted net income (loss) per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock, unless they are anti-dilutive. In computing basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001, the Company used a weighted average number of common shares outstanding of 11,765,619, 10,138,703 and 7,879,744, respectively. In the years ended December 31, 2003, 2002 and 2001 there was no dilutive effect.

Options, warrants and redeemable convertible preferred shares, including accrued preferred dividends, to purchase 5,117,248, 3,320,522 and 3,460,472 common shares during the years ended December 31, 2003, 2002 and 2001, respectively, were anti-dilutive and were therefore excluded from the computation of diluted earnings per share.

The fair value of notes payable considered to be senior debt, which approximates its carrying value, is estimated based on the current rates offered to us for debt of the same remaining maturities. Subordinated debt is recorded at its initial relative fair value, and the difference between the initial relative fair value and the stated value will be accreted as additional interest expense over the maturities.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The adoption of this standard did not affect the current financial position or results of operations of the Company.

Long-lived assets of the Company (other than goodwill, indefinite-lived intangibles, deferred tax assets and financial instruments) including equipment, software development and leasehold improvements, finite-lived intangibles, rental asset, and deferred charges, are reviewed for impairment whenever events or changes in circumstances indicate that the net carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

STOCK-BASED EMPLOYEE COMPENSATION COSTS

The Company applies Accounting Principles Board Opinion No. 25 when accounting for stock options, and no compensation cost is recognized for grants made to employees or directors when the grant price is greater than or equal to the market price of a common share on the date of grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, net loss would have been increased to the pro forma amounts indicated below:

	2003	2002	2001
Net loss attributable to common shareholders, as reported	$ (75,000)	$ (1,124,000)	$ (945,000)
Add: Stock-based employee compensation expense included in reported net loss, net of tax related effects	83,000	174,000	--
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(372,000)	(296,000)	(299,000)
Pro forma net loss	$ (364,000)	$ (1,246,000)	$ (1,244,000)
Loss per share:			
Basic and Diluted			
As reported	$(0.01)	$(0.11)	$(0.12)
Pro forma	$(0.03)	$(0.12)	$(0.16)

the first interim or annual period ending after December 31, 2003. The adoption of the provisions of this interpretation did not have an impact on the Company's Consolidated Financial Statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements. SFAS No. 149 is effective on a prospective basis for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have an impact on the Company's Consolidated Financial Statements.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to conform with current year presentation.

(3) ACQUISITIONS

Guideline

On April 1, 2003, the Company purchased all of the issued and outstanding stock of Guideline. Guideline is a provider of quantitative custom market research. Guideline's ability to provide high-level analytic survey research was a strategic fit with the Company's efforts to address its clients' critical business needs. The integration of Guideline's services allowed the Company to address the requirements of its many marketing and market research clients. The addition of Guideline will also make the Company one of the first fully comprehensive research and advisory firms to offer an inclusive suite of both primary and secondary specialized business intelligence, strategic research and consulting services.

The consideration for this acquisition consisted of the following:

- Approximately $3,895,000 paid in cash, net of cash acquired (includes $431,000 of paid transaction costs as of December 31, 2003);

- 571,237 common shares (295,043 of the common shares were placed in escrow to secure the indemnification obligations of the sellers);

- Within thirty days from the first anniversary date of the acquisition, a potential deferred consideration amount (the "One Year Deferred Consideration") of $1 million contingent upon Guideline achieving adjusted EBITDA (as defined in the purchase agreement) for the twelve-month period following the acquisition ("One Year Adjusted EBITDA") of at least $1.2 million would be due. If One Year Adjusted EBITDA is less than $1.2 million, but greater than $841,000, the One Year Deferred Consideration would be between $0 and $1.0 million based on a specific formula set forth in the purchase agreement. Each of the Sellers may separately elect to have up to fifty percent (50%) of the amount of any One Year each share of common stock into which shares of the Preferred Stock could be converted into, and with respect to such vote, each holder of shares of Preferred Stock has full voting rights and powers equal to the voting rights and powers of the holders of the Company's common stock. For the year ended December 31, 2003, the Company recorded preferred dividends of $30,000, resulting in Preferred Stock of $530,000 at December 31, 2003.

In connection with this loan agreement and the Preferred Stock Purchase Agreement, the Company issued a warrant to purchase 675,000 shares of the Company's common stock, at an exercise price of $.01 per share, subject to adjustment for reorganization or distribution of common stock, or the issuance of convertible or option securities (the "Warrant"). This Warrant was recorded at its estimated fair value of $742,000 using the relative fair value method. The Warrant is immediately exercisable, and, for a four-year period commencing in 2009, the holder has the right to cause the Company to use commercially reasonable efforts to complete a private placement to sell the shares of the Company's common stock issuable upon exercise of the Warrant (the "Warrant Shares") to one or more third parties at a price equal to the market value of the Warrant Shares based on the closing bid price of the Company's common shares as of the date the holder so notifies the Company that it is exercising its put right.

The Company also entered into an investor rights agreement (the "Investor Rights Agreement") dated April 1, 2003 among Petra Mezzanine Fund, L.P. ("Petra"), David Walke, the Company's CEO, and Martin Franklin, Chairman of the Board of the Company, pursuant to which, among other things, Petra was granted certain rights with respect to the Company's Common Stock issuable upon conversion of the Preferred Stock and Warrant. The Investor Rights Agreement also provides Petra with certain registration, demand, piggyback and co-sale rights.

The Company will finalize its valuation of the assets and liabilities acquired for the allocation of the purchase price of the Guideline transaction by the end of the first quarter of 2004.

Teltech

As of July 1, 2003, Ttech Acquisition Corp. ("Ttech"), a subsidiary of the Company, purchased from Sopheon Corporation ("Sopheon") assets and assumed certain specified liabilities of Sopheon's Teltech business unit ("Teltech"). Teltech is a provider of custom research and information services, focused on R&D and engineering departments of larger corporations, markets into which the Company would like to expand. This acquisition offered significant cross-selling opportunities and cost synergies.

The consideration for this acquisition consisted of the following:

- Approximately $3,075,000 paid in cash (including $17,000 of transaction costs). As of December 31, 2003, of the $163,000 in total transaction costs, approximately $146,000 of transaction costs remains accrued.

- 32,700 unregistered shares of the Company's Common Stock, valued at $50,000. These shares were placed in escrow to secure the indemnification obligations of the Sellers set forth in the purchase agreement through June 25, 2004, pursuant to an escrow agreement among Sopheon, the Company, Ttech and Kane Kessler, P.C. (the "Escrow Agreement").

The following table provides the preliminary estimated fair value of the acquired assets and assumed liabilities:

	Guideline	Teltech	Total
Current assets	$ 1,786,000	$ 1,235,000	$ 3,021,000
Property and equipment	102,000	287,000	389,000
Other assets	267,000	–	267,000
Liabilities assumed, current	(2,236,000)	(3,358,000)	(5,594,000)
Liabilities assumed, non-current	(67,000)	--	(67,000)
Fair value of net liabilities assumed	(148,000)	(1,836,000)	(1,984,000)
Preliminary goodwill	4,234,000	4,456,000	8,690,000
Amortizable intangible assets	421,000	527,000	948,000
Indefinite-lived intangible assets	148,000	124,000	272,000
Total purchase consideration	$ 4,655,000	$ 3,271,000	$ 7,926,000

In accordance with the provisions of SFAS No. 142 "Goodwill and other Intangible Assets", the Company will not amortize goodwill and other intangible assets with indefinite lives recorded in connection with the acquisitions of Guideline and Teltech. The Company will perform an annual impairment test of goodwill and other intangible assets, once finalized, but have not yet determined what effect these tests will have on the results of operations or the financial position of the Company in future periods.

Amortizable intangible assets are amortized over a period of 7 years. Amortization of intangible assets was $83,000 for the year ended December 31, 2003.

The unaudited pro forma information below represents consolidated results of operations as if the acquisitions of Guideline and Teltech had occurred as of January 1, 2003 and 2002. The unaudited pro forma information has been included for comparative purposes and is not indicative of the results of operations of the consolidated Company had the acquisition occurred as of January 1, 2003 and 2002, nor is it necessarily indicative of future results.

Pro Forma Results of Operations (Unaudited)

	Twelve months ended December 31, 2003	2002
Total pro forma revenue	$ 37,200,000	$ 37,975,000
Pro forma net income (loss)	$ 134,000	$ (339,000)
Pro forma earnings (loss) per share attributable to common shareholders:		
Basic and diluted	$ 0.01	$ (0.04)

On a pro forma basis, revenues are recorded primarily based on usage, resulting in lower recognized revenue in 2003 than in 2002. On a pro forma basis, content costs and various indirect costs were further streamlined, resulting in greater cost synergies in 2003 than in 2002.

(6) OTHER ASSETS

At December 31, 2003 and 2002, other assets consist of the following:

	2003	2002
Deferred charges, net	$ 77,000	$ 112,000
Security deposits	196,000	132,000
Employee loan receivable	50,000	50,000
Deferred financing fees, net	217,000	26,000
Other	14,000	--
	$ 554,000	$ 320,000

Amortization of deferred charges was $44,000 and $91,000 for the years ended December 31, 2003 and 2002, respectively. Amortization of deferred financing fees was $42,000 and $6,000 for the years ended December 31, 2003 and 2002, respectively, and is included in interest expense.

(7) COMMITMENTS AND CONTINGENCIES

The Company has an operating lease agreement for its principal offices, which expires in 2013, under which rental payments decline over the term of the lease. Rental expense under this lease is recorded on a straight-line basis. Rental payments through December 31, 2003 and 2002 exceeded rental expense recorded on this lease through such dates by $506,000 and $741,000, respectively.

The Company has an operating lease for additional office space that expires in 2005, under which rental payments increase over the term of the lease. Rental expense on these leases is recorded on a straight-line basis. Accordingly, rent recorded through December 31, 2003 and 2002 exceeded scheduled payments through such dates by $108,000 and $166,000, respectively.

The Company's leases of office space include standard escalation clauses. Rental expense under leases for office space was $1,854,000, $1,504,000 and $1,587,000 in 2003, 2002 and 2001, respectively.

The future minimum lease payments under noncancellable operating leases as of December 31, 2003 were as follows:

Year ending December 31	Operating Leases
2004	$ 1,108,000
2005	1,031,000
2006	1,029,000
2007	904,000
2008	874,000
Thereafter	4,417,000
Total minimum lease payments	$ 9,363,000

(9) NOTES PAYABLE

Notes payable as of December 31, 2003 and 2002 consist of the following:

	2003	2002
Bank borrowings under Term Note	$ 1,200,000	$ 1,600,000
Bank borrowings under Line of Credit	676,000	176,000
Borrowings under debt agreements with investors:		
$3,000,000 Promissory Note, net of unamortized discount of $968,000 as of December 31, 2003, due December 31, 2008	2,032,000	--
$500,000 Promissory Note, net of unamortized discount of $162,000 as of December 31, 2003, due December 31, 2008	338,000	--
Note payable to landlord, due 2003	--	30,000
Total notes payable	4,246,000	1,806,000
Less current installments	1,076,000	606,000
Notes payable, excluding current installments	$ 3,170,000	$ 1,200,000

DEBT AGREEMENTS WITH BANK

As of December 31, 2003, there was $1,200,000 outstanding on a term note with JP Morgan Chase Bank (the "Term Note"), of which $400,000 is classified as current. The Term Note bears interest at prime plus 1.25% (5.25% at December 31, 2003), and is payable in quarterly installments beginning March 31, 2002. Interest expense related to the Term Note amounted to $79,000 for the year ended December 31, 2003. The Term Note contains certain restrictions on the conduct of our business, including, among other things, restrictions, generally, on incurring debt, making investments, creating or suffering liens, tangible net worth, current ratio, cash flow coverage, or completing mergers.

The Company maintains a $1,000,000 line of credit with JP Morgan Chase Bank (the "Line of Credit"). The Line of Credit bears interest at prime plus 0.50% (4.50% at December 31, 2003). As of December 31, 2003, $676,000 remains outstanding. Interest expense related to the Line of Credit amounted to $14,000 for the year ended December 31, 2003. The Line of Credit contains certain restrictions on the conduct of its business, including, among other things, restrictions, generally, on incurring debt, and creating or suffering liens.

The Term Note and Line of Credit are secured by a general security interest in substantially all of the Company's assets.

On April 1, 2003, the Company amended and restated the Term Note and Line of Credit with JP Morgan Chase Bank. These amended and restated agreements had the effect of reducing the Term Note principal amount from $2,000,000 to $1,500,000, and moving up the final repayment date of the Term Note from December 31, 2006 to December 31, 2005. As a result, the Company will have a $500,000 balloon payment due at December 31, 2005 instead of making payments of $100,000 each quarter in 2006. In addition, JP Morgan Chase Bank consented to the acquisition of Guideline Research Corp. ("Guideline") and the related

On July 1, 2003, the Company issued a Second Promissory Note (the "Second Note") with a face value of $500,000 and a stated interest rate of 13.5%, as a part of the financing for the acquisition of Teltech, the business unit of Sopheon Corporation ("Teltech"). Quarterly principal payments of $42,000 are due beginning March 31, 2006. The Second Note was recorded at its initial relative fair value of $320,000. The difference between the initial relative fair value and the stated value will be accreted as additional interest expense over the maturities of the Second Note, and the resulting effective interest rate is approximately 25%. Related interest expense was $52,000 for the year ended December 31, 2003, of which $18,000 related to the non-cash accretion of the carrying value of the Note for the year ended December 31, 2003. The Company has the right to prepay the Second Note at any time without premium or penalty. The Second Note is secured by a security interest in substantially all assets of the Company, and is subject to covenants relating to the conduct of our business including financial covenants related to a defined fixed charge coverage and a defined funded indebtedness to EBITDA ratio. The Company is in compliance with this loan agreement as of December 31, 2003.

Prior to their repayment in February 2002, the Company had Senior Subordinated Notes under debt agreements with investors. Such notes accrued interest at an annual rate of 12%. Interest expense under such notes was $12,000 and $112,000 in the years ended December 31, 2002 and 2001, respectively.

The aggregate principal maturities of notes payable for the next five years, including full amortization of discounts, are as follows:

Year ending December 31,		
2004	$	1,076,000
2005		800,000
2006		1,167,000
2007		1,167,000
2008		1,166,000
Thereafter		--
	$	5,376,000

(10) SHAREHOLDERS' EQUITY

SALE OF COMMON STOCK

During 2003, the Company issued 2,255,621 shares. Cash proceeds received for stock issuances during 2003 totaled approximately $2,376,000. Of the amount issued in 2003, 571,237 shares were deemed redeemable common stock and is classified as mezzanine equity. See Note 3 "Acquisitions" in connection with the Guideline acquisition.

In November 2001, the Company issued 2,437,500 shares for net cash proceeds of $1,443,000, after transaction costs of $557,000. This transaction resulted in a triggering of the change in control provisions of certain employment and severance agreements (see Note 13).

Activity under the stock option plans is summarized as follows:

	Available for grant	Options Granted	Weighted average exercise price
January 1, 2001	475,500	1,275,650	$ 1.74
Additional authorized	1,850,000		
Granted	(1,872,050)	1,872,050	0.49
Exercised	--	--	--
Cancelled	259,450	(259,450)	1.84
No longer available under 1986 Plan	(166,200)	--	--
December 31, 2001	546,700	2,888,250	0.92
Granted	(353,000)	353,000	1.10
Exercised	--	(142,850)	0.76
Cancelled	350,100	(350,100)	1.99
December 31, 2002	543,800	2,748,300	0.82
Additional authorized	1,500,000	--	--
Granted	(892,500)	892,500	1.32
Exercised	--	(742,262)	0.39
Cancelled	260,138	(260,138)	1.13
December 31, 2003	1,411,438	2,638,400	$ 1.06
Exercisable at December 31, 2003		1,488,495	$ 1.12
Exercisable at December 31, 2002		1,351,724	$ 0.92
Exercisable at December 31, 2001		863,779	$ 1.25

During 2003, options to purchase 892,500 shares of common stock were granted under the 1996 Plan and the 2003 Incentive Plan at prices ranging from $1.15 to $1.80, including 412,500 non-recurring option grants related to the acquisitions of Guideline and Teltech. The options issued qualified as incentive stock options whereby the price of the options were at fair market value at the time of grant.

Stock options were granted in November 2001 for future services to be rendered to the Company by the Chief Executive Officer, the Chairman and a consultant. In 2003, our Board approved the acceleration of the vesting of 105,000 and 117,000 options granted to the Chairman and CEO, respectively, which the CEO and Chairman then exercised for cash.

As of December 31, 2003, there were 2,638,400 options outstanding, having exercise prices ranging from $0.41 to $3.6875, with an average remaining contractual life of 6.87 years. As of December 31, 2003, there were 1,488,495 exercisable options, having exercise prices ranging from $0.41 to $3.6875, with an average remaining contractual life of 6.81 years.

future taxable income to realize such deferred tax assets during the carryforward period. Income tax provision (benefit) differs from the amount computed by multiplying the statutory rate of 34% to income before income taxes due to the following:

	2003	2002	2001
Income tax provision (benefit) at statutory rate	$ 126,000	$ (494,000)	$ (457,000)
Increase (reduction) in income taxes resulting from:			
Change in valuation allowance	--	243,000	--
State and local taxes (benefit), net of federal income tax benefit	26,000	(127,000)	(52,000)
Taxable (nontaxable) income resulting from decrease (increase) in cash surrender value of life insurance	(17,000)	--	--
Nondeductible expenses	20,000	22,000	66,000
Other	--	17,000	43,000
	$ 155,000	$ (339,000)	$ (400,000)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, net of deferred tax liabilities at December 31, 2003 and 2002 are presented below:

	2003	2002
Deferred tax assets:		
Federal net operating loss carryforwards	$ 407,000	$ 653,000
State and local net operating loss carryforwards	315,000	402,000
Deferred compensation	137,000	184,000
Royalty expenses	103,000	179,000
Depreciation and amortization	337,000	139,000
Stock compensation expense	49,000	104,000
Write-down of non-marketable equity securities	132,000	132,000
Severance and separation charges	140,000	--
Accrued bonus	81,000	--
Deferred tax assets acquired from Guideline	50,000	--
Other, net	87,000	46,000
Deferred tax asset	1,838,000	1,839,000
Valuation allowance	(243,000)	(243,000)
Net deferred tax asset	1,595,000	1,596,000
Less current portion	505,000	272,000
Net deferred tax asset, excluding current portion	$ 1,090,000	$ 1,324,000

Of the net deferred tax asset, $505,000 and $272,000 as of December 31, 2003 and 2002, respectively, are classified as current.

The Company has an employment agreement with Martin Franklin, the Chairman of the Board of Directors of the Company, which expires in November 2004. The employment agreement provides for the issuance of 630,000 options to purchase shares of the Company's common stock. The options are to vest ratably over the term of the employment agreement, and such vesting shall accelerate and vest immediately upon certain conditions, which includes the acquisition by a party of 30% or more of the outstanding shares of common stock of the Company or a change in the majority of incumbent Board members, or upon his termination of employment without cause or upon his death or disability.

A severance arrangement for one member of the Operating Management Group ("OMG") was authorized by the Board of Directors on January 25, 1999. In the event of certain changes of control, the severance agreement with this member of the OMG would be triggered. The agreement provides for (a) a normal severance benefit for one (1) year in the event the employee's services are terminated without cause, and (b) a severance benefit of one (1) year in the event the separation from service is due to (i) a change in control, and (ii) the employee suffers, within one (1) year thereafter, either (A) a discontinuation of duties, or (B) an office change of at least 50 miles, or (C) a reduction in compensation, or (D) a termination of employment other than for cause. Following the change in control in November 2001, the Company estimated at December 31, 2001 that $134,000 would be payable under these provisions. In March 2002, the Company accrued an additional liability of $188,000 related to contractual severance payments due to the former Chief Financial Officer, a former member of the OMG. Severance benefits relating to the resignation of our former Chief Financial Officer were reduced by $93,000 during the quarter ended September 30, 2002, as the result of a revised and signed agreement between the Company and the former Chief Financial Officer.

Pursuant to the employment agreements described above, salary commitments for the next five years are as follows:

Year ending December 31,		
2004	$	400,000
2005		81,000
2006		--
2007		--
2008		--
Total salary commitments	$	481,000

(14) SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes during the years ended December 31, 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Interest	$ 447,000	$ 217,000	$ 236,000
Income taxes	$ 49,000	$ 6,000	$ 12,000

(15) SEGMENT REPORTING

The Company manages its consulting and business advisory services in the following four business segments: Quick Consulting ("QCS"), Strategic Consulting ("SCRG"), Quantitative Market Research and Teltech. The Company operates primarily in the United States. Quantitative Market Research was added as a segment as a result of the acquisition of Guideline on April 1, 2003. Teltech was added as a segment as a result of its acquisition by the Company on July 1, 2003. See footnote 3 "Acquisitions" for a more detailed description of these acquisitions. References to "Corporate" and "Other" in our financial statements refer to the portion of assets and activities that are not allocated to a segment.

	Years Ended December 31, (in thousands) 2003	2002	2001
Revenues			
QCS	$ 18,391	$ 18,624	$ 19,414
SCRG	1,415	2,204	2,801
Quantitative Market Research	7,669	--	--
Teltech	4,094	--	--
Total revenues	$ 31,569	$ 20,828	$ 22,215
Operating income (loss)			
QCS	$ 2,390	$ 4,127	$ 4,429
SCRG	(499)	(99)	(314)
Quantitative Market Research	946	--	--
Teltech	421	--	--
Segment operating income	3,258	4,028	4,115
Corporate and other (1)	(2,330)	(5,035)	(5,263)
Operating income (loss)	$ 928	$ (1,007)	$ (1,148)
Depreciation and amortization			
QCS	$ 762	$ 460	$ 539
SCRG	120	59	66
Quantitative Market Research	41	--	--
Teltech	47	--	--
Total segment depreciation and amortization	970	519	605
Corporate and other	173	420	482
Total depreciation and amortization	$ 1,143	$ 939	$ 1,087
Total Assets			
QCS	$ 2,990	$ 3,161	
SCRG	372	467	
Quantitative Market Research	3,071	--	
Teltech	2,377	--	
Total segment assets	8,810	3,628	
Corporate and other	14,792	5,910	
Total assets	$ 23,602	$ 9,538	
Capital Expenditures			
QCS	$ 133	$ 134	$ 119
SCRG	5	3	5
Quantitative Market Research	--	--	--
Teltech	--	--	--
Total segment capital expenditures	138	137	124
Corporate and other	319	320	180
Total capital expenditures	$ 457	$ 457	$ 304

(1) Includes certain direct costs and selling, general and administrative expenses not attributable to a single segment.

In 2003, the Company changed its internal overhead allocation methodology, which resulted in greater amounts of corporate overhead being allocated to the business segments in order to better gauge each segments contribution to profitability. Also, the acquisitions of Guideline and

Approximately $95,000 was recorded related to bonus and commission arrangements in the quarter ended December 31, 2003.

Schedule II

FIND/SVP, INC. AND SUBSIDIARIES

Valuation and Qualifying Accounts

Years ended December 31, 2003, 2002 and 2001
(in thousands of dollars)

Classification	Balance at beginning of year	Additions charged to earnings	Write offs (recoveries)	Balance at end of year
Year ended December 31, 2003:				
Allowance for doubtful accounts	$ 150	$ 110	$ (11)	$ 271
Year ended December 31, 2002:				
Allowance for doubtful accounts	$ 126	$ 128	$ 104	$ 150
Year ended December 31, 2001:				
Allowance for doubtful accounts	$ 101	$ 454	$ 429	$ 126

Corporate Data

Founded in 1969, FIND/SVP provides fully integrated research, advisory and business intelligence services in a broad range of disciplines and industries. Profit From Our Knowledge™.

Officers

Jay Friedland
Chairman, Guideline

Andrew P. Garvin
Founder & Director

Robert LaTerra
President, Guideline

Richard Longenecker
Executive Vice President
Business Development

Peter M. Stone
Senior Vice President &
Chief Financial Officer

David Walke
Chief Executive Officer

Directors

Martin E. Franklin
Chairman of the Board, FIND/SVP
Chairman & Chief Executive Officer
Jarden Corporation

Andrew P. Garvin
Founder, FIND/SVP

Marc L. Reisch
Chairman of the Board
Yellow Pages Group Co.
Senior Advisor
Kohlberg Kravis Roberts & Co.
Board Member, Jostens Inc.

Denise Shapiro
Managing Director
PriceWaterHouse Coopers, LLP

Robert J. Sobel
General Partner
Brahman Capital

Warren Struhl
Managing Partner
TWS Partnership LLC

David Walke
Chief Executive Officer, FIND/SVP

Transfer Agent & Warrant Agent

ComputerShare
Investor Services
350 Indiana Street
Golden, CO 80401

Auditors

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414

Legal Counsel

Kane Kessler, P.C.
1350 Avenue of the Americas
New York, NY 10019

Reports To SEC

Reports to the SEC on forms 10-K and 10-Q are available at no charge upon written request to the Chief Financial Officer.

Common Stock

The Company's common shares are traded on OTCBB, ticker symbol FSVP.